 Exhibit 99.1

CIBC Announces Appointment of Bill Morneau as Chair of the Board

TORONTO, Oct. 30, 2026 /CNW/ -- CIBC (TSX: CM) (NYSE: CM) today announced the appointment of Bill Morneau as Chair of the Board, effective January 1, 2027. Mr. Morneau will succeed current Chair Katharine B. Stevenson who will retire from the Board on December 31, 2026, after six years as Chair and 10 years as an independent director.

Mr. Morneau has served as an independent director of CIBC since 2022. He currently chairs the Board's Corporate Governance Committee and has previously served as chair of the Technology Committee. He also serves as a director on CIBC's U.S. Board.

"Bill's strategic insight and extensive leadership experience in both the public and private sectors will be invaluable as the Board supports CIBC in the next phase of its client-focused and purpose-led growth strategy," said Ms. Stevenson. "It's been a true honour to serve as Chair, and I am grateful for the collaboration and commitment of my fellow directors and executive leadership team in driving CIBC's continued success," she added.

"On behalf of the Board, I want to recognize Kate for her outstanding leadership and valued counsel," said Mr. Morneau. "Her strategic guidance and deep commitment to CIBC, its clients and its shareholders have made a meaningful impact on the bank. I am honoured to succeed Kate and look forward to building on the strong foundation she has established."

Mr. Morneau brings extensive experience in government, public policy and business, as well as a strong international perspective. He served as Canada's Minister of Finance and as a Member of Parliament from 2015 to 2020. During that time, he was also Governor of the International Monetary Fund and the World Bank, and participated in major international socioeconomic forums. From 1990 to 2015, he led Morneau Shepell, which became Canada's largest human resources and pension services firm under his leadership.

In addition, Mr. Morneau currently serves as Chair of NovaSource Power Services and as a Director at Clairvest Group Inc.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

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%CIK: 0001045520

For further information: For further information: Investor Relations -  Jason Patchett, 416-980-8691, jason.patchett@cibc.com; CIBC Media Relations - Tom Wallis, 416-980-4048, tom.wallis@cibc.com

CO: CIBC

CNW 07:20e 30-OCT-26